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                       1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September 2003

                Taiwan Semiconductor Manufacturing Company Ltd.
                (Translation of Registrant's Name Into English)

                              No.8 Li-Hsin Rd. 6,
                         Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F   X                           Form 40-F
                      -----                                   ______

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No   X
                _____                                         -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: September 3, 2003          By        /s/ Harvey Chang
                                    --------------------------------------------
                                    Harvey Chang
                                    Senior Vice President & Chief Financial
                                    Officer

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               Taiwan Semiconductor Manufacturing Company Limited
                        2003 Employee Stock Options Plan
                                  (Translation)

1.   Purpose

     The purpose of the 2003 Employee Stock Options Plan (the "Plan") of Taiwan Semiconductor Manufacturing Company Limited (the "Company") is to promote the interests of the Company and its shareholders by attracting and retaining the high-tech talents/professionals of the Company and its subsidiaries by means of incentives in the form of stock options.

2.   Period of Grant

     The Company may grant the options in one or more tranches within one (1) year from the date of receipt of notice from the relevant authority ("Authority") indicating that the Company's filing of the Plan with the Authority has become effective. The actual dates of grant will be determined by the Chairman of the Board of Directors of the Company (the "Chairman").

3.   Optionee

     Each optionee shall be a full-time employee of either the Company or any of its domestic or foreign subsidiaries, in which the Company's shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). Whether an employee is entitled to receive options, and the number of options to be received, shall be reviewed and determined by the Chairman taking into consideration factors as relates to job grade, performance, contribution, special achievement and/or years of employment, subject to approval by the Compensation Committee of the Board of Directors of the Company. The number of options granted to any optionee in any tranche shall not exceed ten percent (10%) of the total number of options granted in that tranche, and the total number of options to be exercised by any optionee within each fiscal year shall not exceed one percent (1%) of the outstanding common shares of the Company at the year-end.

4.   Total Number of Options to be Granted

     The total number of options authorized to be granted with respect to the Plan shall be 120,000,000 units, with one (1) unit entitled to subscribe one (1) common share of the Company. The total number of common shares of the Company to be reserved for granting the options shall be 120,000,000 shares.

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5.   Terms and Conditions

     (1) Exercise Price

         The exercise price of the options shall be the closing price of the Company's common shares on the date that the options are granted.

     (2) Vesting Schedule

         The options will not vest in the first two (2) years ("Waiting Period") and may be exercised in accordance with the following schedule. The options will be existent for ten (10) years and may not be transferred, except by inheritance.

                Number of Years after          Accumulated Percentage of
                 the Date the Options             Options Exercisable
                     are Granted
              --------------------------    --------------------------------
                       2 years                             50%

                       3 years                             75%

                       4 years                            100%


     (3) Type of Shares Underlying the Options

         The common shares of the Company shall be the underlying shares.

     (4) After the Company grants options to an optionee, the Company shall have the right to revoke and cancel unvested options in the event that the optionee commits serious misconduct and violates the employment contract or policies of the Company.

     (5) Termination of Employment

         If an optionee's employment with the Company is terminated, the optionee shall exercise options in accordance with the following provisions, subject to the ten-year limit set forth in Paragraph 5(2) above:

         a. Voluntary Termination or Terminated for Cause by the Company in Accordance with Labor Law of ROC ---

            Options vested in accordance with the schedule set forth in Paragraph 5(2) above shall be exercised within three (3) months from the employment termination date. Unvested options shall become invalid on the employment termination date.

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        b. Retirement ---

           All options granted are exercisable subject to the Waiting Period, regardless of the vesting schedule set forth in Paragraph 5(2) above. Nevertheless, the optionee shall exercise all options within one (1) year from the later of: (x) the date of retirement; or, (y) the end of the Waiting Period.

        c. Temporarily on Leave Without Pay ---

           In case the optionee is approved to be temporarily on leave without pay, vested options shall be exercised within three (3) months from the effective date of the temporary leave; otherwise, the right to exercise options shall be deferred until the optionee's reinstatement. For unvested options, the accumulation of years of employment with respect to the vesting schedule set forth in Paragraph 5(2) above shall suspend during the period of the optionee's temporary leave and shall resume after the optionee's reinstatement, subject to the ten-year limit set forth in Paragraph 5(2) above.

        d. Death ---

           Options vested in accordance with the schedule set forth in Paragraph 5(2) above shall be exercised by the optionee's inheritor within one
           (1) year from the death of the optionee. Unvested options shall expire and become invalid upon the death of the optionee.

        e. Death or Disability Caused by Work Injury ---

           (a) Regardless of the vesting schedule set forth in Paragraph 5(2) above, all options granted are exercisable upon the departure of the optionee from the Company due to any disability caused by work injury, subject only to the Waiting Period. Nevertheless, the optionee shall exercise the options within one (1) year from the later of: (x) the date of departure; or, (y) the end of the Waiting Period.

           (b) Regardless of the vesting schedule set forth in Paragraph 5(2) above, all options granted are exercisable by the optionee's inheritor upon the death of the optionee, which is caused by work injury, subject only to the Waiting Period. Nevertheless, the inheritor shall exercise the options within one (1) year from the later of: (x) the death of the optionee; or, (y) the end of the Waiting Period.

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        f. Transfer to Affiliates ---

           In case the optionee is transferred to an affiliate due to the necessity of the operations of the Company, the rights and obligations of the options granted shall not be affected by such transfer.

        g. Severance/Layoff in Accordance with Labor Law of ROC ---

           Options vested in accordance with the schedule set forth in Paragraph 5(2) above shall be exercised within three (3) months from the effective date of the severance/layoff (other than situations set forth in Paragraph 5(5) a above). Unvested options shall become invalid upon the effective date of the severance/layoff; or, may be exercised in accordance with a schedule determined by the Chairman based on the schedule set forth in Paragraph 5(2) above, which shall be subsequently approved by the Compensation Committee of the Board of Directors of the Company.

        h. If the optionee or his/her inheritor is unable to exercise the options within the periods set forth above, the unexercised options shall expire and become invalid.

    (6) Invalidated Options

        Any invalidated options shall be cancelled.

6.  Underlying Shares

    The Company will issue new common shares of the Company as the underlying shares.

7.  Adjustments of the Exercise Price

    The exercise price shall be subject to adjustment in accordance with the following formula, to be rounded to the tenth, upon the occurrence of changes in paid-in capital of the Company as a result of capitalization of retained earnings or capital reserves.

              NEP = OEP x [N / (N+ n)]

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              Where: NEP = the exercise price after such adjustment

                     OEP = the exercise price before such adjustment

                     N = the number of outstanding common shares (the number of treasury shares which have not been transferred or cancelled shall be deducted.)

                     n = the number of new common shares arising from the
                         capitalization of retained earnings or capital reserves

    The exercise price will not be adjusted in case of issuance of new common shares in connection with mergers.

8.  Issuance of Additional Options

    Upon the occurrence of the Company's capitalization of retained earnings or capital reserves, in addition to adjusting the exercise price in accordance with provisions set forth in Paragraph 7(1) above, the Company will issue additional options in proportion to the increase of paid-in capital (only integral options will be issued and any fractional options resulting therefrom will be disregarded) at the adjusted price to holders of existing unvested or unexercised options, provided that there are sufficient common shares reserved for granting the options as specified in the Articles of Incorporation of the Company.

9.  Procedures for Exercising Options

    (1) Except during a period in which the shareholders' book is closed in accordance with relevant laws; or, the period from three (3) business days prior to the date of public announcement to close shareholders' book for stock dividends, cash dividends, or rights offering filed by the Company with the Taiwan Stock Exchange Corporation to the record date, optionee may exercise options in accordance with the vesting schedule set forth in Paragraph 5(2) above by submitting a written notice (the "Exercise Notice") to the Company to purchase the newly issued common shares of the Company.

    (2) The Company shall inform the optionee of the payment for exercising the options to a designated bank upon the receipt of the Exercise Notice. The Exercise Notice shall not be withdrawn once the payment has been made.

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    (3) The transfer agent of the Company shall register the optionee and his/her shares in the shareholders record upon the Company's confirmation of the payment and shall book transfer common shares of the Company to the optionee within five (5) business days. The common shares so issued are tradeable on the Taiwan Stock Exchange upon delivery to the optionee.

    (4) The Company shall file the change in the paid-in capital with the relevant authority within fifteen (15) days from each quarter end.

10. Rights and Obligations after Exercising Options

    The holders of common shares of the Company issued after options are exercised shall have the same rights, obligations and privileges as holders of common shares of the Company.

11. Miscellaneous

    (1) The Plan, and its amendments, shall become effective upon obtaining approval from the Board of Directors of the Company and the Authority.

    (2) Any other matters not set forth in the Plan shall be dealt with in accordance with the applicable laws and regulations.

                                      -6-